                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                     Alexander & Alexander Services Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   14476105
                     -----------------------------------
                                (CUSIP Number)


          Wayland M. Mead, Acting General Counsel
          American International Group, Inc.
          70 Pine Street, New York, New York  10270  (212) 770-5121
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                July 15, 1994
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  014476105                                       PAGE  2 OF   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      American International Group, Inc.
      IRS No. 13-2592361

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Delaware

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     4,815,859
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     4,815,859

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,815,859

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.50%  (represents 9.9% of the outstanding voting stock of
              Alexander & Alexander Services Inc.)
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC, CO

- --------------------------------------------------------------------------------



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 014476105                                        PAGE  3 OF   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      American Home Assurance Company
      IRS No. 13-5124990

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     3,371,101
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     3,371,101

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,371,101

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.35%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IC, CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 014476105                                        PAGE  4 OF   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Commerce & Industry Insurance Company
      IRS No. 31-1938623

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     722,379
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     722,379

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      722,379

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.58%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IC, CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 014476105                                        PAGE  5 OF   PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Insurance Company of the State of Pennsylvania
      IRS No. 31-5540698

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     722,379
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     722,379

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      722,379

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.58%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IC, CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.   Security and Issuer.

          This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Alexander & Alexander Services Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1211 Avenue of the Americas, New York, New York 10036.

ITEM 2.   Identity and Background.

          (a) through (c) and (f). This statement is filed by American International Group, Inc., a corporation organized under the laws of the State of Delaware ("AIG") on behalf of itself and its wholly-owned subsidiaries American Home Assurance Company, a New York corporation ("AHAC"), Commerce and Industry Insurance Company, a New York corporation ("CIIC") and The Insurance Company of the State of Pennsylvania, a Pennsylvania corporation ("ICP"). AHAC, CIIC and ICP are hereinafter referred to collectively as the "Purchasers". AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG, through its subsidiaries, also conducts financial services activities and agency fee operations. Each of AHAC, CIIC and ICP is a multiple line insurance company which writes substantially all lines of property and casualty insurance in each state of the United States and abroad. The principal executive offices of AIG and the Purchasers are located at 70 Pine Street, New York, New York 10270.

          Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation
("The Starr Foundation"), a New York not-for-profit corporation, and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 15.9%, 3.7% and 2.4%, respectively, of the outstanding common stock of AIG.
The principal executive offices of SICO are located at 29
Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70
Pine Street, New York, New York 10270. The directors and officers ("Covered Persons") of AIG, the Purchasers, SICO, The
Starr Foundation and Starr, their business addresses and principal occupations are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered
Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Manton, Milton and Tse who are British subjects, Mr. Colayco who is a Philippine subject, Mr. Cohen who is a Canadian subject and Mr. Johnson who is a Bermudian subject.

            (d) through (e). During the last five years, none of AIG, the Purchasers, SICO, The Starr Foundation, Starr or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.

            Pursuant to a Stock Purchase and Sale Agreement dated as of June 6, 1994 between AIG and the Company (the "Stock Purchase and Sale Agreement"), the Purchasers acquired directly from the Company 4,000,000 shares (the "Preferred Shares") of
8% Series B Cumulative Convertible Preferred Stock, par value $1.00 per share, for an aggregate consideration of $200,000,000. AHAC purchased 2,800,000 Preferred Shares for an aggregate consideration of $140,000,000 and each of CIIC and ICP purchased 600,000 Preferred Shares for an aggregate consideration of $30,000,000. Each of the Purchasers used its available working capital to purchase the Preferred Shares.

            In December, 1992 AHAC purchased 150,000 shares of Common Stock (the "Portfolio Shares") for investment purposes for an aggregate consideration of $4,020,075 and AHAC beneficially owned such shares as of the date hereof. AHAC used its available working capital to purchase the Portfolio Shares.

ITEM 4.     Purpose of Transaction.

            Each of the Purchasers purchased the Preferred Shares for investment purposes.

            The terms and conditions of the Purchasers' investment in the Preferred Shares are summarized in the Company's Proxy Statement dated June 27, 1994 (the "Proxy Statement"), a copy of which is attached hereto as Exhibit B.

            The Preferred Shares are convertible into the number of shares of the Company's non-voting Class D Common Stock, par value $1.00 per share (the "Class D Common Stock"), obtained by dividing $50 by a conversion price of $17 per share, subject to adjustment. As of the date of this Schedule 13D, the Preferred Shares are convertible into 11,764,705 shares of the Company's Class D Common Stock. Shares of Class D Common Stock are exchangeable, on a share for share basis, for the Company's Common Stock, provided, however, that, no person shall be entitled to acquire Common Stock upon such exchange if after giving effect thereto such person shall have, or shall have the then contractual right to acquire, through coversion, exercise of warrants, or otherwise, 9.9% of the combined voting power of the Common Stock, the Company's Class A Common Stock, par value $.00001 per share, and the Company's Class C Common Stock, par value $1.00 per share, then outstanding; however, in connection with the execution of the Stock Purchase and Sale Agreement, AIG announced in its press release relating thereto that it does not intend to do so.

            The terms and conditions of the Preferred Shares are set forth in full in the Company's Articles Supplementary relating to the Preferred Shares (the "Articles Supplementary"), a copy of which is attached hereto as Exhibit C and which is incorporated herein by reference. The terms of the Class D Common Stock are set forth in the Articles of Amendment of the Charter of the Company dated July 15, 1994 (the "Charter Amendment"), a copy of which is attached hereto as Exhibit D and which is incorporated herein by reference.

            The Stock Purchase and Sale Agreement provides that for a period of time not to exceed eight years after July 15, 1994 (the "Standstill Period"), neither AIG nor any of its affiliates will, subject to certain exceptions, (i) acquire, offer to acquire or agree to acquire by purchase or by joining a "group" (hereinafter, a "13D Group"), within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), any voting securities of the Company or securities convertible into voting securities (collectively, "Restricted Securities"), (ii) participate in or encourage the formation of a 13D Group which owns or seeks to own Restricted Securities, (iii) make or participate in any "solicitation" of "proxies," within the meaning of Regulation 14A under the Exchange Act, or become a "participant" in any "election contest," within the meaning of Rule 14a-11 of the Exchange Act, or initiate, propose or solicit the approval of a stockholder proposal with respect to the Company, (iv) call or seek to have called a meeting of the Company's stockholders,
(v) seek to control the management, Board of Directors, policies or affairs of the Company, (vi) solicit, propose or negotiate with respect to any form of business combination, restructuring, recapitalization or similar transaction involving the Company or any affiliate of the Company,
(vii) solicit, make, propose, negotiate or announce any tender offer or exchange offer for any Restricted Securities, or
(viii) disclose an intent with respect to the Company or any Restricted Securities that would require the Company to waive or amend any restrictions relating to standstill provisions contemplated by the Stock Purchase and Sale Agreement.

            There shall be an early termination of the Standstill Period upon the occurrence of certain events, including
(i) certain bankruptcy or insolvency events relating to the Company or any of its subsidiaries, which in the case of a subsidiary of the Company has had or would have a material adverse effect on the business of the Company, (ii) the material breach by the Company of any of its obligations under the Registration Rights Agreement described below, (iii) the acquisition of, the commencement of a tender offer for, or the public announcement of an intention to acquire beneficial ownership of 35% or more of the total voting power of Restricted Securities by a person or 13D Group with the consent (whether tacit or explicit) of the Company, (iv) the designation of any date as the termination of the Standstill Period by the Company's Board of Directors or (v) default in the payment of principal or interest after the expiration of any grace periods with respect to indebtedness of the Company and its subsidiaries for money borrowed in the aggregate amount of $15,000,000.

            Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), dated July 15, 1994, among the Purchasers and the Company on up to three occasions on or after July 15, 1995, the Purchasers will have the right to require the Company to use its best efforts to register under the Securities Act, at the Company's expense, all or any portion of the Preferred Shares or the Common Stock into which the Preferred Shares, directly or indirectly, is convertible ("Registrable Securities") for sale in an underwritten public offering. The Company will not be entitled to sell its securities in any such registration for its own account without the consent of the Purchasers.

            In addition, if the Company at any time before July 15, 1997 seeks to register under the Securities Act for sale to the public any of its securities, the Company must include, at the Purchasers' request, the Purchasers' Registrable Securities in the registration statement, subject to the underwriter cutbacks and except, at any time prior to July 15, 1995, with respect to a registered secondary offering pursuant to registration rights granted by the Company prior to the signing of the Stock Purchase and Sale Agreement.

            The description of the terms and provisions of the Stock Purchase and Sale Agreement and the Registration Rights Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Stock Purchase and Sale Agreement and Registration Rights Agreement which are filed as Exhibits E and F hereto, respectively, and which are incorporated herein by reference.

            Subject to the foregoing, neither AIG, nor any of the the Purchasers has any plans or proposals which relate to or would result in:

            (a) the acquisition of any additional securities of the Company, or the disposition of any securities of the Company;

            (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries;

            (d) any material change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

            (e)   any material change in the present
      capitalization or dividend policy of the Company;

            (f) any material change in the Company's business or corporate structure;

            (g) any change in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

            (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination and registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (j)   any action similar to the foregoing.

ITEM 5.     Interest in Securities of the Issuer.

            The information required by this Item is set forth in Items 7 through 11 and 13 of the cover pages of this Schedule
13D and is based on the number of securities outstanding as of June 21, 1994 as contained in the Proxy Statement.

            The number of shares beneficially owned by AIG and the Purchasers, as described in Items 7 through 11 and 13 of the cover pages of this Schedule 13D, reflects the Purchasers' purchase of the Preferred Shares pursuant to the Stock Purchase and Sale Agreement, as well as the beneficial ownership of the Portfolio Shares by AHAC.

ITEM 6.     Contracts, Arrangements, Understandings
            or Relationships With Respect to
            Securities of the Issuer.

            Contracts, arrangements, understandings or relationships with respect to securities of the Company consist of the Stock Purchase and Sale Agreement, the Registration Rights Agreement, the Articles Supplementary, the Charter Amendment, the Option to Purchase Insurance and an Amendment Number 2 to Rights Plan dated July 15, 1994, a copy of which is attached as Exhibit G hereto and is incorporated herein by reference. The aforementioned documents are attached hereto as Exhibits.

ITEM 7.     Material to be Filed as Exhibits.

            A.    Executive Officers and Directors of AIG, the
      Purchasers, SICO, The Starr Foundation and Starr.

            B.    Proxy Statement of the Company dated June 27,
      1994.

            C. Articles Supplementary classifying 6,200,000 shares of Preferred Stock as 8% Series B Cumulative
      Convertible Preferred Stock.

            D. Articles of Amendment of the Charter of the Company.

            E.    Stock Purchase and Sale Agreement, dated as of
      June 6, 1994, between AIG and the Company.

            F.    Registration Rights Agreement, dated July 15,
      1994, among the Purchasers and the Company.

            G. Amendment Number 2 to Rights Plan of the Company dated July 15, 1994.

            H.    Agreement of Joint Filing dated as of July 15,
      1994 by and among AIG, AHAC, CIIC and ICP.

                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 18, 1994


                                    AMERICAN INTERNATIONAL GROUP, INC.


                                    By:  /s/ Edward E. Matthews
                                         Name:  Edward E. Matthews
                                         Title: Vice Chairman-Finance


                                    AMERICAN HOME ASSURANCE COMPANY


                                    By:  /s/ Edward E. Matthews
                                         Name:  Edward E. Matthews
                                         Title: Senior Vice President-Finance


                                    COMMERCE AND INDUSTRY INSURANCE
                                       COMPANY


                                    By:  /s/ Edward E. Matthews
                                         Name:  Edward E. Matthews
                                         Title: Senior Vice President-Finance


                                    THE INSURANCE COMPANY OF THE STATE
                                    OF PENNSYLVANIA


                                    By:  /s/ Edward E. Matthews
                                         Name:  Edward E. Matthews
                                         Title: Senior Vice President-Finance

                      EXHIBIT INDEX


A.    Executive Officers and Directors of AIG, the
      Purchasers, SICO, The Starr Foundation and Starr.

B.    Proxy Statement of the Company dated June 27,
      1994.

C. Articles Supplementary classifying 6,200,000 shares of Preferred Stock as 8% Series B Cumulative
      Convertible Preferred Stock.

D. Articles of Amendment of the Charter of the Company.

E.    Stock Purchase and Sale Agreement, dated as of
      June 6, 1994, between AIG and the Company.

F.    Registration Rights Agreement, dated July 15,
      1994, among the Purchasers and the Company.

G. Amendment Number 2 to Rights Plan of the Company dated July 15, 1994.

H.    Agreement of Joint Filing dated as of July 18,
      1994 by and among AIG, AHAC, CIIC and ICP.